UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, P.C.

Chattanooga, Tennessee
June 20, 2011

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 29, 2010 and 2009
	2010	2009
Assets:
Cash	$81,705	$60,563
Investments	18,136,016	15,875,718
Participant loans	1,277,422	1,209,856
Net assets available for benefits at fair value	19,495,143	17,146,137

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(90,616)	(6,732)
Net assets available for benefits	$19,404,527	$17,139,405

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 29, 2010 and 2009
	2010	2009
Additions:
Investment income:
Interest and dividends	$141,975	$175,768
Net appreciation in fair value of investments:
Mutual funds	1,217,491	2,109,218
Covenant Transportation Group, Inc. common stock	1,609,163	819,346
Net investment income	2,968,629	3,104,332

Interest on participant loans	54,743	65,265
Contributions from employer	-	17,241
Contributions from participants	1,824,147	2,003,165
Rollovers from participants	11,090	12,475
Total additions	4,858,609	5,202,478
Deductions:
Participants’ benefits	2,570,595	2,841,770
Administrative fees	22,892	9,791
Total deductions	2,593,487	2,851,561

Net increase in net assets available for benefits	2,265,122	2,350,917

Net assets available for benefits at beginning of year	17,139,405	14,788,488

Net assets available for benefits at end of year	$19,404,527	$17,139,405

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”).  Investments in the Stable Pooled Fund (a common collective trust) are based upon the current value and net investment gain or loss relating to the units as determined by the Trustee.  The common collective trust primarily invests in the Wells Fargo Stable Return Fund.  Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation in fair value of investments in the statements of changes in net assets available for benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of participant loans and payables is a reasonable approximation of the fair value due to the short-term nature of these investments.

(d)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  The statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(e)	Receivables

The Company treats participant loans as receivables. Participant loans are valued at the unpaid principal balance plus accrued interest.

(f)	Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 29, 2010 and the issuance of the report for possible recognition or disclosure in the financial statements.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (collectively, the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.  Eligible employees are automatically enrolled into the Plan at an automatic deferral rate of 2% unless the employee opts out.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c) (3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).  The Company made no matching contributions after the first pay period during 2009.

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the Plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $37,084 and $55,660 in 2010 and 2009.  Forfeitures of $81,705 were unallocated at December 29, 2010, while the remainder was used to pay expenses.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company.  These costs include legal, accounting, and certain administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(k)	Plan Amendments

The Plan was amended effective December 30, 2009 to allow forfeited accounts to be utilized to restore participant’s forfeited balances, reduce the Company’s non-elective and matching contributions, or to offset Plan expenses.

(3)	Transactions with Parties-In-Interest

At December 29, 2010 and 2009, the Plan held investments in trust funds and money market accounts sponsored by the Trustee with current values of $4,208,858 and $4,292,627, respectively. The Plan also held investments in 602,599 and 565,081 units of Covenant Transportation Group, Inc. common stock with current values of $3,066,805 and $1,370,265 at December 29, 2010 and 2009, respectively.  The Plan also held receivables in the participants’ loans with interest rates between 4.25% and 9.25% with a current value of $1,277,422 and $1,209,856 as of December 29, 2010 and 2009, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(4)	Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data.  The three levels of the fair value hierarchy are described below:

           Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

           Level 2 - Inputs to the valuation methodology include:

-   Quoted prices for similar assets or liabilities in active markets;

-   Quoted prices for identical or similar assets or liabilities in inactive markets;

-   Inputs other than quoted prices that is observable for the asset or liability;

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value.

(i)
Common stocks:  The investments in Covenant Transportation Group, Inc. 401k Unitized Stock Fund are carried at fair value based on the closing price as reported on the active market.  Investments in the fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the fund were $5.09 and $2.42 on December 29, 2010 and 2009, respectively.

(ii)	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on closing price reported on the active market on which the individual securities are traded.

(iii)
Common collective fund:  The value of the Plan's interest in the collective trust fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2010:

	Fair Value Measurements as of December 29, 2010 using the following inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$5,602,066	$5,602,066	$-	$-

Bond funds	1,657,928	1,657,928	-	-

Multi-asset funds	3,591,448	3,591,448	-	-

Common stock	3,066,805	-	3,066,805	-

Common collective funds	4,217,769	-	4,217,769	-

Total	$18,136,016	$10,851,442	$7,284,574	$-

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2009:

	Fair Value Measurements as of December 29, 2009 using the following inputs

	Total	Level 1	Level 2	Level 3

Mutual funds	$10,266,657	$10,266,657	$-	$-

Common stock	1,370,265	-	1,370,265	-

Common collective funds	4,238,796	-	4,238,796	-

Total	$15,875,718	$10,266,657	$5,609,061	$-

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2010 and 2009:

	2010	2009
Covenant Transportation Group, Inc. 401k Unitized Stock Fund	3,066,805	1,370,265
Diversified Stable Pooled Fund	4,217,769	4,238,796
Eaton Vance Large Cap Value Fund	1,193,331	1,116,105
Transamerica Core Bond Fund	1,518,374	1,211,323
Transamerica Intermediate Horizon Fund	**	1,535,582
American Growth Fund	1,367,866	1,385,375
                                                                        ** Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(6)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 29, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(7)	Recently Adopted Accounting Standards

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments.  The Plan adopted the amendments in ASU 2010-25, which have been applied retrospectively throughout the Plan’s financial statements.  Participant loans have been reclassified to notes receivable from participants as of December 29, 2009.  Interest income for 2009 related to participant loans has been reclassified to interest on participant loans.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements ("ASU 2010-06").  ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Plan adopted ASU 2010-06 for the plan year ending December 29, 2010 which did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

EIN No.: 88-0320154, Plan No. 001

Schedule H, Line 4i - Schedule of Assets
Plan Year Ending:  12/29/2010

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	81,705

*	Diversified Investment Advisors	Stable Pooled Fund	4,127,153
		Collective Trust Total	4,127,153

	American Century	American Century Real Estate Inv	176,507
	American Funds	American Funds EuroPacific Growth R3	615,243
	American Funds	American Funds Growth Fund of America R3	1,367,866
	Eaton Vance	Eaton Vance Large Cap Value A	1,193,331
	Keeley	Keeley Small Cap Value A	410,496
	Nuveen	Nuveen Mid Cap Growth Opportunities A	783,222
	T. Rowe Price	T. Rowe Price Retirement 2005 R	21,125
	T. Rowe Price	T. Rowe Price Retirement 2010 R	123,359
	T. Rowe Price	T. Rowe Price Retirement 2015 R	336,216
	T. Rowe Price	T. Rowe Price Retirement 2020 R	515,924
	T. Rowe Price	T. Rowe Price Retirement 2025 R	810,123
	T. Rowe Price	T. Rowe Price Retirement 2030 R	564,289
	T. Rowe Price	T. Rowe Price Retirement 2035 R	443,288
	T. Rowe Price	T. Rowe Price Retirement 2040 R	386,745
	T. Rowe Price	T. Rowe Price Retirement 2045 R	226,007
	T. Rowe Price	T. Rowe Price Retirement 2050 R	128,245
	T. Rowe Price	T. Rowe Price Retirement 2055 R	3,751
	T. Rowe Price	T. Rowe Price Retirement Income R	12,377
	Transamerica Partners Funds Group	Transamerica Partners Core Bond	1,518,374
	Transamerica Partners Funds Group	Transamerica Partners Mid Value	384,910
	Transamerica Partners Funds Group	Transamerica Partners Stock Index Fund	690,490
	Vanguard	Vanguard Treasury Money Market Adm	139,554
		Mutual Fund Total	10,851,442

	Covenant Stock	ER Stock	3,066,805

*	Participants	Notes Receivable with interest rates of 4.25% to 9.25%	1,277,422

		TOTAL PLAN ASSETS	19,404,527
*	Indicates Party-In-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Dated: June 20, 2011	By:	/s/ R. H. Lovin, Jr.
R.H. Lovin, Jr., Administrator

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm